SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202) 612-6790 Fax: (202) 238-0627

Copies to:

CHRISTOPHER P. PETERSON, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission (i) the recent developments in the Republic as of January 9, 2019, which is included as Exhibit D-3 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibit D, (ii) the legal opinions included as Exhibits K and L hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement, (iii) the underwriting agreement which is included as Exhibit M hereto and (iv) a form of note which is included as Exhibit N hereto.

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2018 Annual Budget of the Republic (in Turkish)(P)

* D	Current Description of the Republic as of September 26, 2018

* D-1	Recent Developments in the Republic as of October 16, 2018

* D-2	Recent Developments in the Republic as of November 7, 2018

D-3	Recent Developments in the Republic as of January 9, 2019

* E	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated October 23, 2018

* F	Opinion of Arnold & Porter Kaye Scholer LLP dated October 23, 2018

* G	Underwriting Agreement dated October 16, 2018

* H	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated November 14, 2018

* I	Opinion of Arnold & Porter Kaye Scholer LLP dated November 14, 2018

* J	Underwriting Agreement dated November 7, 2018

K	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated January 16, 2019

L	Opinion of Arnold & Porter Kaye Scholer LLP dated January 16, 2019

M	Underwriting Agreement dated January 9, 2019

N	Form of Note

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 16th day of January, 2019.

REPUBLIC OF TURKEY

By:	/s/ Zeynep BOĞA
Zeynep BOĞA
Head of Department, Ministry of Treasury and Finance